SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                SCHEDULE 13G
                               (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
       1(b) (c), AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b).
                               Amendment No. 4

                           Falmouth Bancorp, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 306763-10-3
---------------------------------------------------------------------------
                               (CUSIP Number)

                                    N/A
---------------------------------------------------------------------------
            Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

      [X]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

-------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------                              -------------------------
CUSIP No.306763-10-3                 13G          Page   2   of   6   Pages
--------------------                              -------------------------

---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

                         Falmouth Co-operative Bank
                   Employee Stock Ownership Plan and Trust
---------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
---------------------------------------------------------------------------
3     SEC USE ONLY

---------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

               Employee benefit plan of Delaware corporation.
---------------------------------------------------------------------------
                         5     SOLE VOTING POWER

NUMBER OF                                                       0
SHARES                   --------------------------------------------------
BENEFICIALLY             6     SHARED VOTING POWER
OWNED BY
EACH                                                       39,280
REPORTING                --------------------------------------------------
PERSON                   7     SOLE DISPOSITIVE POWER
WITH:
                                                                0
                         --------------------------------------------------
                         8     SHARED DISPOSITIVE POWER

                                                           82,191
---------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    82,191
---------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                       [ ]
---------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.85% of 929,007 shares of Common Stock outstanding as of
      December 3, 2001.
---------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                                       EP
---------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page   3   of   6   Pages

                                  Item 1(a)
Name of Issuer:      Falmouth Bancorp, Inc.

                                  Item 1(b)
Address of Issuer's Principal Executive Offices:  20 Davis Straits
                                                  Falmouth, Massachusetts 02540

                                  Item 2(a)
Name of Person Filing:   Falmouth Co-operative Bank
                         Employee Stock Ownership Plan and Trust
                         Trustees:

                                  Item 2(b)
Address of Principal Business Office
or, if none, Residence:   20 Davis Straits
                          Falmouth, Massachusetts 02540

                                  Item 2(c)
Citizenship:   Employee benefit plan of Delaware corporation.

                                  Item 2(d)
Title of Class of Securities:   Common stock, par value $0.01 per share
                                ("Common Stock").

                                  Item 2(e)
CUSIP Number:   306763-10-13

                                   Item 3
The person filing is:
                    (f) [X] An employee benefit plan or endowment fund in accordance with [SECTION] 240.13d-1(b)(1)(ii)(F).

                                   Item 4

Ownership:

      The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 2001. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

                                                  Page   4   of   6   Pages

            (a)   Amount Beneficially Owned . . . . . . . .    82,191

            (b)   Percent of Class. . . . . . . . . . . . .      8.85%

            (c)   Number of shares as to which
                  the person has:

                  (i)   sole power to vote or to
                        direct the vote . . . . . . . . . .         0

                  (ii)  shared power to vote or to
                        direct the vote . . . . . . . . . .    39,280

                  (iii) sole power to dispose or to
                        direct the disposition of . . . . .         0

                  (iv)  shared power to dispose or to
                        direct the disposition of . . . . .    82,191

The reporting person is an employee stock ownership plan and trust under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust ("ESOP Trust") by three individual trustees ("Plan Trustees"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held in the ESOP Trust by the Plan Trustees, as of December 31, 2001. As of September 30, 2001, 42,911 of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 39,280 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Plan Trustees, has shared voting power over unallocated Common Stock. Any unallocated Common Stock is generally required to be voted by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Plan Trustees has shared dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Plan Trustees shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be tendered by the Plan Trustees in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, ERISA may confer upon the Plan Trustees the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

                                                  Page   5   of   6   Pages

                                   Item 5
Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                                   Item 6
Ownership of More than Five Percent on Behalf of Another Person:

      Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the Plan Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.

                                   Item 7
Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:   Not applicable.

                                   Item 8
Identification and Classification of Members of the Group:

      The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

                                   Item 9
Notice of Dissolution of Group:   Not applicable.

                                                  Page   6   of   6   Pages

                                   Item 10

Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 29, 2002

Falmouth Co-operative Bank Employee Stock Ownership Plan And Trust

By:  /s/ Gardner L. Lewis
     ----------------------------
     Gardner L. Lewis - Trustee


By:  /s/ William E. Newton
     ----------------------------
     William E. Newton - Trustee


By:  /s/ John J. Lynch, Jr.
     ----------------------------
     John J. Lynch, Jr. - Trustee